SELECT LEADERS VARIABLE ANNUITY SERIES II/IIR/III/IV
TALCOTT RESOLUTION LIFE INSURANCE COMPANY AND
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 2, 2022

This product notice provides updated information about Select Leaders variable annuity Series II/IIR/III/IV, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company and Talcott Resolution Life Insurance Company, (collectively, “Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
Select Leaders Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P664
Select Leaders Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q860
Select Leaders Series IV	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q431

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
Select Leaders Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA02806
Select Leaders Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA03705
Select Leaders Series IV	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA03811
You can also obtain this information at no cost by contacting us as instructed below.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 3, 2021. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
Changes for all Contracts:
•Effective May 2, 2022, new Portfolio Planner models are available. Each Portfolio Planner model offers diversification with a customized allocation of assets so you can match it to your investment objective and risk tolerance. These models will be automatically rebalanced each quarter in order to restore your investment to the original percentages of your Portfolio Planner model. You can elect one of these models by calling our Annuity Service Center at 1-800-862-6668. If you choose to participate in a Portfolio Planner model, you are responsible for determining which model portfolio is best for you. Please refer to Appendix A for more information on the new models, and the “Static Asset Allocations” disclosure in Section 5.j. Other Programs Available in the Prospectus on how asset allocation works.
•On June 30, 2021, pursuant to the Agreement and Plan of Merger dated as of January 18, 2021, by and among Sutton Holdings Investments, Ltd. (“Buyer”), Sutton Holdings Merger Sub, L.P., Hopmeadow Holdings, LP (“HHLP”) and Hopmeadow Holdings GP LLC, the owners of HHLP sold all of the issued and outstanding equity interests in HHLP, a parent of Talcott Resolution Life Insurance Company and Talcott Resolution Life and Annuity Insurance Company (“Talcott Resolution”), to Buyer, an affiliate of Sixth Street, a global investment firm. Talcott Resolution will continue to administer your Contract and remains responsible for paying all contractual guarantees and General Account liabilities under your Contract subject to its financial strength and claims paying ability. The terms, features and benefits of your Contract will NOT change as a result of the sale. Talcott Resolution Distribution Company remains the principal underwriter for the Contracts.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges. Surrender charges may apply to both partial and full Surrenders.
If you withdraw money from your contract within 8 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage if premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $7,000.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
2. Synopsis 5. The Contract - b. Charges and Fees The Contingent Deferred Sales Charge
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			2. Synopsis
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
2. Synopsis 5. The Contract - b. Charges and Fees The Contingent Deferred Sales Charge
	Annual Fee	Minimum	Maximum
	Base Contract (varies by contract class)	1.61%¹ ⁵	1.61%¹ ⁶
	Investment Options (fund fees and expenses)	0.45%²	1.25%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[3]	1.50%[4]

1 As a percentage of average daily Sub-Account Values.
2 As a percentage of fund net assets.
3 As a percentage of average daily Sub-Account Values or Payment Base depending on the optional benefit selected.
4 As a percentage of Payment Base.
[5] For Series II and IIR contracts.
[6] For Series III and IV contracts.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $2,399	Highest Annual Cost: $4,654
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS	Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.	2. Synopsis 3. General Information - Fixed Accumulation Feature 5. The Contract b. Charges and Fees - The Contingent Deferred Sales Charge Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting the "About Us" tab at www.talcottresolution.com or by calling 1-800-862-6668.
	RESTRICTIONS	Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
3. General Information 5. The Contract - a. Purchases and Contract Value
Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
5. The Contract c. Principal First and d. Principal First Preferred 5. The contract e. Death Benefits Appendices III - IV
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus

Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
7. Other Information - How Contracts Were Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contract's, that it is better for you to purchase the new contract rather than continue to own your existing contract.	5. The Contract a. Purchases and Contract Value - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
Select Leaders Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P664
Select Leaders Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q860
Select Leaders Series IV	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q431

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
Select Leaders Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA02806
Select Leaders Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA03705
Select Leaders Series IV	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA03811
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
International Equity	American Funds Global Growth Fund - Class 2 Adviser: Capital Research and Management Company	0.67%*	16.42%	19.70%	15.66%
International Equity	American Funds Global Small Capitalization Fund - Class 2 Adviser: Capital Research and Management Company	0.90%*	6.74%	15.45%	12.51%
U.S. Equity	American Funds Growth Fund - Class 2 Adviser: Capital Research and Management Company	0.60%	21.99%	25.43%	19.71%
U.S. Equity	American Funds Growth-Income Fund - Class 2 Adviser: Capital Research and Management Company	0.54%	24.10%	16.39%	15.41%
International Equity	American Funds International Fund - Class 2 Adviser: Capital Research and Management Company	0.79%	(1.50)%	9.63%	8.13%
Allocation	Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.98%	19.17%	6.44%	9.00%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	1.08%	10.01%	20.84%	15.70%
Fixed Income	Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.78%*	2.28%	3.40%	3.96%
U.S. Equity	Invesco V.I. American Franchise Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%	11.65%	21.43%	17.08%
U.S. Equity	Invesco V.I. American Value Fund - Series I Adviser: Invesco Advisers, Inc.	0.88%	27.95%	9.21%	10.92%
U.S. Equity	Invesco V.I. Comstock Fund - Series II Adviser: Invesco Advisers, Inc.	0.99%	33.04%	11.12%	12.59%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II Adviser: Invesco Advisers, Inc.	1.08%	18.79%	22.75%	17.53%
U.S. Equity	Invesco V.I. Diversified Dividend Fund - Series II Adviser: Invesco Advisers, Inc.	0.93%	18.59%	8.10%	11.61%
U.S. Equity	Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Adviser: Invesco Advisers, Inc.	0.60%	28.88%	15.14%	14.91%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Allocation	Invesco V.I. Equity and Income Fund - Series II Adviser: Invesco Advisers, Inc.	0.80%	18.35%	9.26%	10.28%
Money Market	Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	0.59%	0.01%	0.69%	0.36%
Fixed Income	Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	0.93%	(2.43)%	2.21%	1.52%
U.S. Equity	Invesco V.I. Growth and Income Fund - Series II Adviser: Invesco Advisers, Inc.	0.99%	28.19%	9.94%	12.05%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.94%	4.38%	4.69%	5.62%
U.S. Equity	MFS® Core Equity Portfolio - Initial Class Adviser: MFS Investment Management	0.83%*	25.31%	18.92%	16.53%
U.S. Equity	MFS® Growth Series - Initial Class Adviser: MFS Investment Management	0.71%*	23.53%	24.87%	19.33%
U.S. Equity	MFS® Investors Trust Series - Initial Class Adviser: MFS Investment Management	0.78%*	26.81%	17.24%	15.46%
U.S. Equity	MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: MFS Investment Management	0.45%	25.97%	22.84%	17.58%
Allocation	MFS® Total Return Series - Initial Class Adviser: MFS Investment Management	0.61%*	14.12%	9.84%	9.59%
Fixed Income	Morgan Stanley VIF Core Plus Fixed Income Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc.	0.92%*	(0.54)%	4.42%	4.29%
Fixed Income	Morgan Stanley VIF Core Plus Fixed Income Portfolio - Class I‡ Adviser: Morgan Stanley Investment Management Inc.	0.67%*	(0.32)%	4.69%	4.55%
Fixed Income	Morgan Stanley VIF Emerging Markets Debt Portfolio - Class I Adviser: Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Limited	1.10%*	(2.02)%	3.82%	3.86%
International Equity	Morgan Stanley VIF Emerging Markets Equity Portfolio - Class I Adviser: Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Company	1.25%	2.99%	9.46%	5.44%
International Equity	Morgan Stanley VIF Global Franchise Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Limited and Morgan Stanley Investment Management Company	1.20%*	21.67%	17.12%	13.56%
Sector Equity	Morgan Stanley VIF Global Infrastructure Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Limited and Morgan Stanley Investment Management Company	1.12%*	14.00%	8.29%	9.00%
U.S. Equity	Morgan Stanley VIF Growth Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc.	0.82%*	(0.15)%	34.25%	23.95%
International Equity	Templeton Developing Markets VIP Fund - Class 1 Adviser: Templeton Asset Management Ltd.	1.19%	(5.51)%	10.86%	5.10%
International Equity	Templeton Growth VIP Fund - Class 2 Adviser: Templeton Global Advisors Limited	1.18%	4.87%	5.21%	7.36%

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.
†	Closed to new and subsequent Premium Payments and transfers of Contract Value.
APP A-2

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Select Leaders Series II, III and IV

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 105	2022 Series 205	2022 Series 305	2022 Series 405	2022 Series 505
American Funds Growth Fund	5%	6%	8%	10%	11%
American Funds International Fund	9%	12%	15%	18%	21%
Invesco V.I. American Value Fund	3%	4%	5%	6%	7%
Invesco V.I. Comstock Fund	5%	7%	8%	10%	12%
Invesco V.I. Discovery Mid Cap Growth Fund	3%	4%	5%	6%	7%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
MFS Core Equity Portfolio	5%	7%	9%	10%	12%
Morgan Stanley VIF Core Plus Fixed Income Portfolio	55%	48%	40%	32%	24%
Total	100%	100%	100%	100%	100%

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:    C000005740 TLIC
C000006005 TLA

APP A-3